UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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 FORM 144
 NOTICE OF PROPOSED SALE OF SECURITIES
PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933

ATTENTION : Transmit for filing three copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker.

1. NAME OF ISSUER (please type or print) Salamon Group Inc.	2.IRS IDENT NO 93-1324674	(c) SEC File No 000-50530	TELEPHONE NUMBER 604-408-3861
ADDRESS OF ISSUEER STREET CITY STATE ZIP CODE 302-1028 Alberni St. Vancouver B.C. A1 V6E 1A3
2(a) NAME OF PERSON FOR WHOSE ACCOUNT THE SECURITIES ARE TO BE SOLD John E. Salamon	(b) IRS IDENT NO	(c) RELATIONSHIP TO ISSUER Director Officer	(d) ADDRESS 302-1028 Alberni St. Vancouver B.C. A1 V6E 1A3

3(a) Title of the Class of Securities To Be Sold	(b) Name and Address of Each Broker Through Whom the Securities are to be Offered or Each Market Maker who is Acquiring the Securities	SEC USE ONLY Broker- Dealer File Number	(c) Number of Shares or Other Units To Be Sold	(d) Aggregate Market Value	(e) Number of Shares or Other Units Outstanding	(f) Approximate Date of Sale	(g) Name of Each Securities Exchange
Common Stock	Global Securities Corp. 1100-595 Burrard St. Vancouver, B.C. V7X 1C4 Canada		50,000	2,500	15,604,480	10/10/2007	None

TABLE 1 – SECURITIES TO BE SOLD
Furnish the following information with respect to the acquisition of the securities to be sold
And with respect to the payment of all or any part of the purchase price or other consideration therefore:

Title of the Class	Date you Acquired	Nature of Acquisition Transaction	Name of Person from Whom Acquired	Amount of Securities Acquired	Date of Payment	Nature of Payment
Common Stock	07/05/01	Partial Consideration for the license to use certain Electrical Generator Technology Pursuant to a quote "Technology license Agreement"	The Issuer: Salamon Group Inc.	5,000,000	07/05/01	license - Intellectuel Property

TABLE II – SECURITIES SOLD DURING THE PAST 3 MONTHS
Furnish the information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.

Name and Address of Seller	Title of Securities Sold	Date of Sale	Amount of Securities Sold	Gross Proceeds
Space Globe Technologies Ltd. 302-1028 Alberni St. Vancouver A1 V6E 1A3	Common Stock (Restricted) Common Stock (Restricted)	9/28/07 9/28/07	250,000 750,000	12,500 37,500(1)

(1) Shares for Debit.

Instructions:	Attention:

See the definition of “person” in paragraph (a) of Rule 144. Information is to be given only as To the person for whose account the securities are to be sold but also as to all other persons Included in that definition. In addition, information shall be given as to sales by all persons Whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the Account of the person filing this notice.

The Person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the issuer of the securities to be sold which has not been publicly disclosed.

October 2, 2007	By: /S/ John Salamon
DATE OF NOTICE	John Salamon

The notice shall be signed by the person for whose account the securities are to be sold. At least one copy of the notice shall be manually signed. Any copies not manually signed shall bear typed or printed signatures.